ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated February 21, 2012

UBS AG $•   Return Optimization Securities

Linked to the PHLX Housing SectorSM Index due February 27, 2015

Investment Description

UBS AG Return Optimization Securities (the “Securities”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the PHLX Housing SectorSM Index (the “underlying index”). If the index return is positive, UBS will repay your principal amount at maturity plus pay a return equal to 3.0 times the index return, up to the maximum gain of 46.25% to 52.25% (to be determined on the trade date). If the index return is zero, UBS will repay the full principal amount at maturity. However, if the index return is negative, UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss on your investment that is proportionate to the negative index return. Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features
☐	Enhanced Growth Potential: At maturity, the Securities enhance any positive index return up to the maximum gain. If the index return is negative, investors will be exposed to the negative index return at maturity.
☐	Full Downside Market Exposure: If the index return is negative, investors will be exposed to the negative index return at maturity resulting in a loss of principal that is proportionate to the underlying index’s decline from the trade date to the final valuation date. Investors could lose some or all of their initial investment. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates*

Trade Date**	February 27, 2012
Settlement Date**	February 29, 2012
Final Valuation Date***	February 24, 2015
Maturity Date***	February 27, 2015
*	Expected. See page 4 for additional details.
**	We expect to deliver each offering of the Securities against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
***	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Valuation Date” under “General Terms of the Securities” in the Return Optimization Securities product supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-13 OF THE RETURN OPTIMIZATION SECURITIES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

These preliminary terms relate to Return Optimization Securities linked to the PHLX Housing SectorSM Index. The return on the Securities is subject to, and will not exceed, the “maximum gain” or the corresponding “maximum payment at maturity per Security”. The maximum gain, the maximum payment at maturity per Security, and the initial index level will each be determined on the trade date. The Securities are offered at a minimum investment of $1,000, or 100 Securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof.

Underlying Index	Index Bloomberg Symbol	Multiplier	Maximum Gain	Maximum Payment at Maturity per Security	Initial Index Level	CUSIP	ISIN
PHLX Housing SectorSM Index	HGX	3.0	46.25% to 52.25%	$14.625 to $15.225	•	9026M0226	US9026M02269

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms specified in the Return Optimization Securities (“ROS”) product supplement relating to the Securities, dated January 30, 2012, the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, the ROS product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total	$•	$•	$•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the ROS product supplement and the index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Return Optimization Securities dated January 30, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000139340112000006/c300686_690694-424b2.htm

♦	Index supplement dated January 24, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512021889/d287369d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Securities” refer to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated January 30, 2012, references to the “index supplement” mean the UBS index supplement, dated January 24, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

Investor Suitability

The Securities may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that has the same downside market risk as an investment in the underlying index or its constituents.
♦	You believe the underlying index will appreciate over the term of the Securities and that the appreciation is unlikely to exceed an amount equal to the maximum gain of between 46.25% and 52.25% (the actual maximum gain will be determined on the trade date).
♦	You understand and accept that your potential return is limited to the maximum gain and you would be willing to invest in the Securities if the maximum gain was set equal to the bottom of the range indicated on the cover hereof (the actual maximum gain will be set on the trade date).
♦	You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You do not seek current income from your investment.
♦	You are willing to hold the Securities to maturity, a term of approximately 3 years, and accept that there may be little or no secondary market for the Securities.
♦	You are willing to assume the credit risk of UBS for all payments under the Securities, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
♦	You require an investment designed to provide a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that has the same downside market risk as an investment in the underlying index or its constituents.
♦	You believe that the level of the underlying index will decline during the term of the Securities and is likely to close below the initial index level on the final valuation date, or you believe the underlying index will appreciate over the term of the Securities by more than the maximum gain.
♦	You seek an investment that has unlimited return potential without a cap on appreciation and you would be unwilling to invest in the Securities if the maximum gain was set equal to the bottom of the range indicated on the cover hereof (the actual maximum gain will be set on the trade date).
♦	You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index.
♦	You seek current income from this investment.
♦	You are unable or unwilling to hold the Securities to maturity, a term of approximately 3 years, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Securities.

The investor suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on page PS-13 of the ROS product supplement for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$10.00 per Security (subject to a minimum investment of 100 Securities)
Term	Approximately 3 years. In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.
Maximum Gain	46.25% to 52.25%. The actual maximum gain will be set on the trade date.
Multiplier	3.0
Payment at Maturity (per Security)	If the index return is positive, UBS will pay you an amount in cash equal to:
$10.00 + ($10.00 × the lesser of (3.0 x Index Return) and (Maximum Gain))
If the index return is zero, UBS will pay you an amount in cash equal to your principal amount:
$10.00
If the index return is negative, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative index return:
$10.00 + ($10.00 x Index Return)
Index Return	Final Index Level – Initial Index Level Initial Index Level
Initial Index Level	The closing level of the underlying index on the trade date.
Final Index Level	The closing level of the underlying index on the final valuation date.

Investment Timeline

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦	Risk of loss — The Securities differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Securities. If the index return is negative, you will lose some or all of your initial investment in an amount proportionate to the decline in the level of the underlying index from the trade date to the final valuation date.
♦	The multiplier applies only at maturity — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the multiplier or the Securities and the return you realize may be less than 3.0 times the index return even if such return is positive and does not exceed the maximum gain. You can receive the full benefit of the multiplier and earn the potential maximum return from UBS only if you hold your Securities to maturity.
♦	Your potential return on the Securities is limited to the maximum gain — The return potential of the Securities is limited to the maximum gain of 46.25% to 52.25% (actual maximum gain to be determined on the trade date). Therefore, you will not benefit from any positive index return in excess of an amount that, when multiplied by the multiplier, exceeds the maximum gain and your return on the Securities may be less than it would be in a hypothetical direct investment in the underlying index or the index constituent stocks.
♦	No interest payments — UBS will not pay any interest with respect to the Securities.
♦	Credit risk of UBS — The Securities are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire initial investment.
♦	Market risk — The return on the Securities is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive or negative. The levels of the underlying index can rise or fall sharply due to factors specific to the index constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your principal amount if the index return is negative.
♦	Owning the Securities is not the same as owning the index constituent stocks — Owning the Securities is not the same as owning the index constituent stocks. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	No assurance that the investment view implicit in the Securities will be successful — It is impossible to predict whether and the extent to which the level of the underlying index will rise or fall. There can be no assurance that the level of the underlying index will rise above the initial index level. The final index level of the underlying index will be influenced by complex and interrelated political, economic, financial and other factors that affect the index constituent stocks. You should be willing to accept the risks of owning equities in general and the index constituent stocks in particular, and the risk of losing some or all of your initial investment.
♦	Changes that affect the underlying index will affect the market value of the Securities and the amount you will receive at maturity — The policies of NASDAQ OMX PHLX (the “index sponsor”) concerning the calculation of the underlying index, additions, deletions or substitutions of the index constituent stocks and the manner in which changes affecting the index constituent stocks or the issuers of the index constituent stocks, such as stock dividends, reorganizations or mergers, are reflected in the underlying index, could affect the underlying index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The amount payable on the Securities and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the underlying index, or if the index sponsor discontinues or suspends calculation or publication of the underlying index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur or if the final level is not available because of a market disruption event or for any other reason and no successor index is selected, the calculation agent — which will be UBS Securities LLC — may determine the final level or fair market value of the Securities — and, thus, the amount payable at maturity — in a manner it considers appropriate, in its sole discretion.
♦	The Securities are subject to risks associated with the housing construction industry — All of the index constituent stocks are issued by companies whose primary lines of business are directly associated with the domestic housing construction industry. As a result, the value of the Securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the housing construction industry is significantly affected by a number of factors, including: employment levels and job growth; the availability of financing for home buyers; interest rates; consumer confidence; housing demand; the availability of suitable undeveloped land; raw material and labor shortages and price fluctuations; federal, state and local laws and regulations concerning the development of land, housing construction, home sales, consumer financing and environmental protection; competition among companies which engage in the housing construction business; the supply of homes and other housing alternatives; weather conditions, natural disasters; and geopolitical events. These factors could cause a downturn in the housing construction industry generally or regionally and could cause the value of the index constituent stocks and the level of the underlying index to decline during the term of the Securities.
♦	There is no direct correlation between the value of the Securities or the level of the underlying index and residential housing prices — There is no direct linkage between the level of the underlying index and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the equity securities composing the underlying index and consequently the final level of the underlying index, the underlying index and the Securities are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the index sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the Securities offering in any way and has no obligation to consider your interest as an owner of the Securities in taking any actions that might affect the market value of your Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
♦	Price of Securities prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of the underlying index; the dividends paid on the index constituent stocks; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS. You must hold the Securities to maturity to receive the stated payout from UBS.
♦	Impact of fees on the secondary market price of the Securities — Generally, the price of the Securities in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index constituent stocks and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the performance and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business related to the underlying index or index constituent stocks, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the issuer, will determine the index return and the payment at maturity based on the closing level of the underlying index on the final valuation date. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the underlying index to which the Securities are linked.
♦	Dealer incentives — UBS and its affiliates act in various capacities with respect to the Securities. We and our affiliates may act as a principal, agent or dealer in connection with the sale of the Securities. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Securities and such compensation may serve as an incentive to sell these Securities instead of other investments. We will pay total underwriting compensation of $0.25 per Security to any of our affiliates acting as agents or dealers in connection with the distribution of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Securities” beginning on page 8.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions (the actual terms for the Securities will be set on the trade date; amounts may have been rounded for ease of analysis):

Investment Term:	3 years
Initial Index Level:	120
Multiplier:	3.00
Maximum Gain:	49.25%
Range of Index Performance:*	75% to -75%
*	The index performance range is provided for illustrative purposes only. The actual index return may be below -75% and you therefore may lose up to 100% of your investment in the Securities

Final Index Level	Index Return	Payment at Maturity	Security Total Return at Maturity
210.00	75.00%	$14.925	49.25%
198.00	65.00%	$14.925	49.25%
186.00	55.00%	$14.925	49.25%
180.00	50.00%	$14.925	49.25%
174.00	45.00%	$14.925	49.25%
168.00	40.00%	$14.925	49.25%
162.00	35.00%	$14.925	49.25%
156.00	30.00%	$14.925	49.25%
150.00	25.00%	$14.925	49.25%
144.00	20.00%	$14.925	49.25%
139.70	16.42%	$14.925	49.25%
138.00	15.00%	$14.500	45.00%
132.00	10.00%	$13.000	30.00%
126.00	5.00%	$11.500	15.00%
120.00	0.00%	$10.000	0.00%
114.00	-5.00%	$9.500	-5.00%
108.00	-10.00%	$9.000	-10.00%
102.00	-15.00%	$8.500	-15.00%
96.00	-20.00%	$8.000	-20.00%
90.00	-25.00%	$7.500	-25.00%
84.00	-30.00%	$7.000	-30.00%
78.00	-35.00%	$6.500	-35.00%
72.00	-40.00%	$6.000	-40.00%
66.00	-45.00%	$5.500	-45.00%
60.00	-50.00%	$5.000	-50.00%
54.00	-55.00%	$4.500	-55.00%
42.00	-65.00%	$3.500	-65.00%
30.00	-75.00%	$2.500	-75.00%

Example 1 — On the final valuation date, the underlying index closes 2.50% above the initial index level. Since the index return is 2.50%, UBS will pay you 3.0 × the index return, or a 7.50% total return, and the payment at maturity per $10.00 principal amount of the Securities will be calculated as follows:

$10.00 + ($10.00 × 3.0 × 2.50%) = $10.00 + $0.75 = $10.75

Example 2 — On the final valuation date, the underlying index closes 35% above the initial index level. Since 3.0 × the index return of 35% is more than the maximum gain of 49.25%, UBS will pay you the maximum gain of 49.25%, and the payment at maturity is equal to $14.925 per Security.

Example 3 — On the final valuation date, the closing level of the underlying index is equal to the initial index level. Since the index return is 0%, UBS will repay the full principal amount and the payment at maturity is equal to $10.00 per Security.

Example 4 — On the final valuation date, the underlying index closes 35% below the initial index level. Since the index return is -35%, UBS will pay you less than the full principal amount and the payment at maturity per Security is as follows:

$10.00 + ($10.00 × -35%) = $6.50

Accordingly, if the final index level is below the initial index level, UBS will pay you less than the full principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative index return. You may lose up to 100% of your principal.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in |mJ|mJSupplemental U.S. Tax Considerations” beginning on page PS-32 of the ROS product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the underlying index. If your Securities are so treated, you should generally not accrue any income with respect to your Securities prior to their maturity, sale or exchange and you should generally recognize capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such again or loss should be long-term if you have held your Securities for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-33 of the product supplement.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special |mJ|mJconstructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under |mJ|mJSupplemental U.S. Tax Considerations” beginning on page PS-32 of the ROS product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of an applicable threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

Non-United States Holders. If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your Securities and you should not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities if you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a Security or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

PHLX Housing SectorSM Index

We have derived all information contained in this free writing prospectus regarding the PHLX Housing SectorSM Index (the “PHLX Housing Index”), including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by NASDAQ OMX PHLX, an affiliate of The NASDAQ OMX Group, Inc. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The PHLX Housing Index was developed by the predecessor to NASDAQ OMX PHLX and is calculated, maintained and published by NASDAQ OMX PHLX, which is the index publisher. The PHLX Housing Index is composed of companies whose primary lines of business are directly associated with the United States housing construction market.

The PHLX Housing Index is composed of companies whose primary lines of business are directly associated with the United States housing construction market. The PHLX Housing Index is a modified market capitalization-weighted index. The value of the PHLX Housing Index equals the aggregate value of the index share weights (the “index shares”), of each of the index component securities multiplied by each such security’s last sale price, and divided by the divisor of the PHLX Housing Index. The divisor serves the purpose of scaling such aggregate index value to a lower order of magnitude which is more desirable for reporting purposes. If trading in an index component security is halted on its primary listing market, the most recent last sale price for that security is used for all index computations until trading on such market resumes. Likewise, the most recent last sale price is used if trading in a security is halted on its primary listing market before the market is open. The PHLX Housing Index was set to an initial value of 250 on January 2, 2002. Options commenced trading on the PHLX Housing Index on July 17, 2002. The level of the PHLX Housing Index was split in half on February 1, 2006. The PHLX Housing Index value calculation is described by the following formula:

Aggregate Adjusted Market Value

Divisor

The formula for the divisor is as follows: (Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustment

Two versions of the PHLX Housing Index are calculated – a price return index and a total return index. The price return index (NASDAQ: HGX) is ordinarily calculated without regard to cash dividends on index component securities. The total return index (NASDAQ: XHGX) reinvests cash dividends on the ex-date. Both indexes reinvest extraordinary cash distributions. The total return index was synchronized to the value of the price return index at the close on June 30, 2011.

Eligibility and Adjustments

The security types eligible for the PHLX Housing Index include common stocks, ordinary shares, shares of beneficial interest or limited partnership interests and tracking stocks. Security types not included in the PHLX Housing Index are ADRs, closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units and other derivative securities.

To be eligible for initial inclusion in the PHLX Housing Index, a security must meet the following criteria: (1) a security must be listed on The Nasdaq Stock Market, the New York Stock Exchange, or NYSE Amex; (2) the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is associated with the U.S. housing construction market; (3) only one class of security per issuer is allowed; (4) the security must have a market capitalization of at least $100 million; (5) the security must have traded at least 1.5 million shares in each of the last six months; (6) the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.; (7) the security may not be issued by an issuer currently in bankruptcy proceedings; (8) the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible; (9) the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and (10) the issuer of the security must have “seasoned” on a recognized market for at least 6 months; in the case of spin-offs, the operating history of the parent will be considered.

To be eligible for continued inclusion in the PHLX Housing Index, a security must meet the following criteria: (1) a security must be listed on the Nasdaq Stock Market, the New York Stock Exchange, or NYSE Amex; (2) the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is in the U.S. housing sector; (3) the security must have a market capitalization of at least $60 million; (4) the security may not be issued by an issuer currently in bankruptcy proceedings; and (5) the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Index Maintenance

Changes in the price and/or index shares driven by corporate events such as stock dividends, stock splits, and certain spin-offs and rights issuances are adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the change is made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are derived from the security’s total shares outstanding. The index shares are adjusted by the same percentage amount by which the total shares outstanding have changed. In the case of a special cash dividend, a determination is made on an individual basis whether to make a change to the price of an index component security in accordance with its index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date. Ordinarily, whenever there is a change in index shares, a change in an index component security or a change to the price of an index component security due to spin-offs, rights issuances or special cash dividends, the divisor is adjusted to ensure that there is no discontinuity in the value of the PHLX Housing Index which might otherwise be caused by any such change. All changes are announced in advance and are reflected in the PHLX Housing Index prior to market open on the Index effective date.

Index Rebalancing

The PHLX Housing Index shall employ a modified market capitalization-weighting methodology. At each quarter, the index is rebalanced such that the maximum weight of any index component security will not exceed 15% and no more than 2 securities will be at the cap. Any security then in excess of 8% will be capped at 8%. The aggregate amount by which all securities over 15% and 8% is reduced will be redistributed proportionally across the remaining index component securities. After redistribution, if any other index component security then exceeds 8%, the index component security is set to 8% of the PHLX Housing Index and the redistribution is repeated to derive the final weights.

The modified market capitalization-weighted methodology is applied to the capitalization of each index component security, using the last sale price of the security at the close of trading on the first Friday in March, June, September, and December and after applying quarterly changes to the total shares outstanding. Index shares are then calculated multiplying the weight of the security by the new market value of the Index and dividing the modified market capitalization for each index component security by its corresponding last sale price. The changes become effective after trading on the third Friday

In this free writing prospectus, unless the context requires otherwise, references to the PHLX Housing Index will include any successor index and references to the index publisher will include any successor to the index publisher.

License Agreement

We have entered into a non-exclusive license agreement with the Philadelphia Stock Exchange, Inc. (now known as NASDAQ OMX PHLX) providing for the license to us, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by, The NASDAQ OMX Group, Inc. (or its affiliates) (NASDAQ OMX PHLX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Securities. The Corporations make no representation or warranty, express or implied to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the PHLX Housing SectorSM Index to track market performance. The Corporations’ only relationship to UBS and its affiliates is in the licensing of the Nasdaq®, OMX®, PHLX® and PHLX Housing SectorSM Index registered trademarks, and certain trade names of the Corporations and the use of the PHLX Housing SectorSM Index which is determined, composed and calculated by NASDAQ OMX PHLX without regard to UBS or the Securities. NASDAQ OMX PHLX has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the PHLX Housing SectorSM Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. The Corporations have no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Securities.

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the PHLX Housing SectorSM Index or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the Securities, or any other person or entity from the use of the PHLX Housing SectorSM Index or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the PHLX Housing SectorSM Index or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Nasdaq®, OMX®, PHLX® and PHLX Housing SectorSM Index, are registered trademarks of The NASDAQ OMX Group, Inc. and are licensed for use by UBS. The Securities have not been passed on by the Corporations as to their legality or suitability. The Securities are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Securities.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

Historical Information

The following table sets forth the quarterly high and low closing levels for the underlying index, based on daily closing levels, as reported by Bloomberg Professional service (“Bloomberg”), without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The closing level of the underlying index on February 17, 2012 was 122.68. Past performance of the underlying index is not indicative of the future performance of the underlying Index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	157.13	122.19	143.14
4/1/2008	6/30/2008	152.89	107.70	107.70
7/1/2008	9/30/2008	145.35	98.42	129.49
10/1/2008	12/31/2008	130.59	58.82	85.93
1/2/2009	3/31/2009	91.90	55.17	75.82
4/1/2009	6/30/2009	97.60	76.26	81.30
7/1/2009	9/30/2009	115.02	73.76	102.19
10/1/2009	12/31/2009	106.28	92.67	102.72
1/4/2010	3/31/2010	113.68	100.00	112.09
4/1/2010	6/30/2010	130.71	89.78	89.78
7/1/2010	9/30/2010	103.43	88.14	97.28
10/1/2010	12/31/2010	109.78	92.76	108.04
1/3/2011	3/31/2011	120.17	108.58	114.51
4/1/2011	6/30/2011	116.01	103.86	108.91
7/1/2011	9/30/2011	112.10	79.06	79.51
10/3/2011	12/30/2011	103.70	75.98	102.93
1/3/2012*	2/17/2012*	124.82	105.23	122.68
*	As of the date of this free writing prospectus, available information for the first calendar quarter of 2012 includes data for the period from January 3, 2012 through February 17, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2012.

The graph below illustrates the performance of the underlying index from July 4, 2002 through February 17, 2012, based on information from Bloomberg. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the issue price less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to complement and provide the potential to outperform traditional fixed income instruments. These Structured Products are generally designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Performance Strategies provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.
♦	Leverage Strategies provide leveraged exposure to the performance of an underlying asset. These Structured Products are generally designed for investors with high risk tolerances.

In order to benefit from any type of principal repayment feature, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.